09011874

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITI 401(k) Plan
1907 Calmut Street
Clearwater, FL 33765-1108

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITI 401(k) Plan
(Name of Plan)

Date 6-15-09

(Signature)*
Name: Lester McDaniel
Title: Finance Manager

**Print name and title of the signing official under the signature.*

SEC Mail Processing Section
JUN 25 2009
Washington, DC
110

KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

ITI 401(k) Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-158069) of the General Electric Company of our report dated June 15, 2009, relating to the statements of net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2008 and 2007 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2008 and schedule H, line 4a- schedule of non-exempt transactions for delinquent participant contributions for the year ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the ITI 401(k) Plan.

KPMG LLP

New York, New York
June 15, 2009

ITI 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

ITI 401(k) PLAN

December 31, 2008 and 2007

Table of Contents

[i] Schedules required by Form 5500, which are not applicable, have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
ITI 401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the ITI 401(k) Plan (the "Plan") as of December 31, 2008 and 2007, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 and schedule H, line 4a – schedule of non-exempt transactions for delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 15, 2009

ITI 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets		
Investments, at fair value (note 3):	$ 6,767,984	$ 8,516,414
Loans to participants	423,861	280,310
Participant contributions receivable	11,046	47,700
Employer contributions receivable	5,274	23,105
Accrued dividends and interest	3,451	3,755
Total assets	7,211,616	8,871,284
Liabilities		
Payable for excess contributions	12,112	2,763
Net assets available for plan benefits	$ 7,199,504	$ 8,868,521

See accompanying notes to financial statements.

ITI 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Additions (reductions) to net assets attributed to:		
Investment income:		
Net (depreciation)/appreciation in fair value of investments (note 3)	$ (2,297,608)	$ 27,267
Dividends and interest	324,427	465,204
Total investment (loss)/income	(1,973,181)	492,471
Interest on loans to participants	26,207	22,263
Contributions:		
Participant	716,218	638,153
Employer	341,144	280,532
Total contributions	1,057,362	918,685
Total (reductions) /additions	(889,612)	1,433,419
Benefits paid to participants	770,231	682,490
Expenses and loan fees (note 1)	9,174	3,818
Total deductions	779,405	686,308
Net (decrease)/increase	(1,669,017)	747,111
Net assets available for plan benefits at:		
Beginning of year	8,868,521	8,121,410
End of year	$ 7,199,504	$ 8,868,521

See accompanying notes to financial statements.

(1) Description of the Plan

The ITI 401(k) Plan (the "Plan") is a defined contribution plan covering employees of Instrument Transformers Inc. (the "Company"), whose ultimate parent is General Electric Company ("GE"), who have reached the age of 21 and have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

MG Trust Company, L.L.C. ("MG Trust") is the Plan's custodian and Ascensus, Inc. is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the ITI 401(k) Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Effective August 3, 2007, participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund - This fund invests primarily in shares of GE Common Stock with a small portion of the fund held in cash or other short-term investments to provide liquidity.

(b) GE Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar- denominated money market instruments.

(c) GE Institutional S&P 500 Index Fund – This fund follows a passive investment approach that attempts to replicate the total return of the S&P 500 index.

(d) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(e) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

Three funds which seek varying levels of capital growth and/or income:

GE Aggressive Allocation Fund

GE Moderate Allocation Fund

GE Conservative Allocation Fund

These funds primarily invest in underlying equity GE funds such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

(f) American Funds Growth Fund of America – This fund seeks to provide shareholders with growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(g) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(h) Franklin Balance Sheet Investment Fund – This fund seeks high total return by primarily investing in the equity securities of companies they believe are undervalued and trading at a low price relative to book value.

(i) Franklin Templeton Mutual Discovery Fund – This fund seeks long term capital appreciation by investing significantly (up to 100%) in foreign equity and debt securities.

(j) Franklin Templeton Mutual Qualified Fund – This fund seeks capital appreciation, with income as a secondary goal by emphasizing investments in larger and medium-sized companies.

Some of these investment options were not available during all of 2007. Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are distributed annually to participants.

Participants may elect to defer a portion of their compensation before tax subject to limitations imposed by law. Eligible employees may make "rollovers" to the Plan if they would qualify for "rollover" treatment.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were generally $15,500 in both 2008 and 2007. For other participants, the 2008 and 2007 limits were generally $20,500.

Employer Contributions

The Company matches 50% of participant contributions up to 14% of eligible compensation.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contributions plus earnings is based on years of continuous service. A participant is 100% vested in the Company's contributions after six years of credited service as follows:

Years of Service	Percent
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Forfeitures

As of December 31, 2008 and 2007, forfeited non-vested amounts (including unrealized appreciation) totaled $35,488 and $37,771, respectively. During 2008, forfeitures of $7,420 were used to pay Plan expenses. No forfeitures were used to pay Plan expenses in 2007. No forfeitures were used to reduce Company contributions in 2008. During 2007, forfeitures of $9,554 were used to reduce Company contributions. (Losses)/Gains on earnings of forfeiture balances were ($263) and $1,698 during 2008 and 2007. Additions to forfeiture balances were $5,400 and $10,657 during 2008 and 2007.

Participant Accounts

Each participant's account is credited with the participant's contributions, and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participants vested account.

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge per loan.

The period of repayment of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence, for which a longer repayment term of up to 15 years is permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate determined by the Administrator to be reasonable, based on similar types of loans from other vendors. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Loans to participants at December 31, 2008 and 2007 were $423,861 and $280,310, respectively. Interest from loans to participants for the years ended December 31, 2008 and 2007 were $26,207 and $22,263, respectively.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59 ½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70 ½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, after- tax contributions and, rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installments (quarterly, monthly, annually or semi-annually). For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as an installment or as a direct rollover.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, may be paid by the Plan. For the mutual funds, investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d) Loans to Participants

Loans to participants equal the outstanding principal balance plus accrued interest, which approximates fair value.

(e) Payment of Benefits

Benefit payments are recorded when paid to participants.

(f) Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(g) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2008 and 2007:

		2008			2007	
GE Common Stock Fund						
Cash and cash equivalents	$	9,646		$	10,810	
GE Common Stock		153,155			257,787	
Mutual funds:						
GE Money Market Fund		2,566,947	*		1,802,003	*
GE Institutional S&P 500 Index Fund		128,944			167,207	
GE Institutional Income Fund		321,460			458,252	*
GE Institutional International Equity Fund		95,285			147,748	
GE Aggressive Allocation Fund		244,143			424,905	
GE Moderate Allocation Fund		529,005	*		742,900	*
GE Conservative Allocation Fund		155,560			196,813	
American Funds Growth Fund of America		376,395	*		660,654	*
Columbia Acorn Select Fund		217,535			669,190	*
Franklin Balance Sheet Investment Fund		568,069	*		911,605	*
Franklin Templeton Mutual Discovery Fund		398,652	*		656,928	*
Franklin Templeton Mutual Qualified Fund		1,003,188	*		1,409,612	*
Total mutual funds		6,605,183			8,247,817	
Total Investments, at fair value	$	6,767,984		$	8,516,414	

* Investment option representing more than 5% of the Plan's net assets.

The Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) (depreciated)/appreciated during 2008 and 2007 as follows:

		2008		2007
GE Common Stock Fund	$	(158,776)	$	26
Mutual funds		(2,138,832)		27,241
Total	$	(2,297,608)	$	27,267

Dividends and interest for the years ended December 31, 2008 and 2007 were $324,427 and $465,204, respectively.

(4) Fair Value Measurements

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standards 157, *Fair Value Measurements* ("SFAS 157"), for all financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 establishes a three-level valuation hierarchy based upon observable and unobservable inputs.

For financial assets and liabilities, fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value investments using the best and most relevant data available. The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities primarily include the GE Common Stock component of the GE Common Stock Fund and mutual funds.

The following table presents our investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock Fund				
Cash and cash equivalents	$ 9	$ —	$ —	$ 9
GE Common Stock	153	—	—	153
Mutual funds	6,605	—	—	6,605
Total Investments, at fair value	$ 6,767	$ —	$ —	$ 6,767

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during the period.

(5) Risks and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund and a variety of investments in mutual funds. The mutual funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan from January 1 to August 3, 2007 were performed by Franklin Templeton. Subsequent to August 3, 2007, the record-keeping functions are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan or an Affiliated Plan. Mutual fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Tax Status

The Company adopted a prototype standardized defined contribution plan which received a favorable opinion letter from the Internal Revenue Service on November 27, 2001 which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Plan management and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

During 2008, the Company identified errors in the calculation of special award payrolls, which resulted in delays of employee contributions within the period prescribed by Department of Labor regulation. See Schedule H, Line 4a – Schedule of Non-Exempt Transactions for Delinquent Participant Contributions on the supplemental schedules.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(9) Reconciliation of Financial Statements to Form 5500

Loans to participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2008 and 2007 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2008	2007
Total Investments, at fair value per financial statements	$ 6,767,984	$ 8,516,414
Loans to participants	423,861	280,310
Total Investments per Form 5500	$ 7,191,845	$ 8,796,724

(10) Subsequent Events

On May 15, 2009 the following changes occurred for the Plan's investment options.

The American Century One Choice Portfolio: Conservative will replace the GE Conservative Allocation Fund.

The American Century One Choice Portfolio: Moderate will replace the GE Moderate Allocation Fund.

The American Century One Choice Portfolio: Aggressive will replace the GE Aggressive Allocation Fund.

The American Century One Choice Portfolios are "fund of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds (underlying funds) that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents.

Supplemental Schedule I

ITI 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

	Identity of issue, borrower, lessor, or similar party	Description of investment	Number of shares		Fair value
*	MG Trust Company	Cash and cash equivalents	9,646	$	9,646
*	GE Common Stock Fund	Common stock	9,454		153,155
*	GE Money Market Fund	Mutual fund	2,566,947		2,566,947
*	GE Institutional S&P 500 Index Fund	Mutual fund	15,170		128,944
*	GE Institutional Income Fund	Mutual fund	36,529		321,460
*	GE Institutional International Equity Fund	Mutual fund	10,755		95,285
*	GE Aggressive Allocation Fund	Mutual fund	27,127		244,143
*	GE Moderate Allocation Fund	Mutual fund	63,052		529,005
*	GE Conservative Allocation Fund	Mutual fund	20,255		155,560
	American Funds Growth Fund of America	Mutual fund	18,415		376,395
	Columbia Acorn Select Fund	Mutual fund	15,461		217,535
	Franklin Balance Sheet Investment Fund	Mutual fund	16,143		568,069
	Franklin Templeton Mutual Discovery Fund	Mutual fund	17,877		398,652
	Franklin Templeton Mutual Qualified Fund	Mutual fund	69,185		1,003,188
	Total Investments, at fair value			$	6,767,984
*	Loans to participants	62 loans to participants with interest rates of 4.25% to 9.25%	—		423,861
	Total Loans to participants			$	423,861
	Total Assets held at end of year			$	7,191,845

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm

ITI 401(k) Plan

Schedule H, Line 4a – Schedule of Non-Exempt Transactions for Delinquent Participant Contributions

Year ended December 31, 2008

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction, including rate of interest	(d) Amount on line 4a	(e) Lost interest
ITI 401 (k) Plan	Plan sponsor	2008 employee contributions not deposited in the Trust in a timely manner	$ 121	$ 3

During 2008, the Company identified errors in the calculation of special award payrolls. The error was identified in June 2008 as a result of the prior year audit, and was corrected for future payrolls. The error resulted in the late remittance of employee contributions of $121 as prescribed by Department of Labor regulations. The Company made contributions to the affected participants' accounts to compensate those employees an aggregate of $3 for potential lost income due to the delays. The Company has taken corrective actions.

See accompanying Report of Independent Registered Public Accounting Firm.